(Formerly Cream Minerals Ltd.)

(An exploration stage company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2014 AND 2013

(Expressed in Canadian dollars)

(Unaudited)

Notice of Non-review of Interim Financial Statements

The attached condensed consolidated interim financial statements for the period ended June 30, 2014 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

2

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	June 30,	March 31,
	2014	2014
		(restated)
Assets

Current Assets
Cash	$ 43,855	$ 29,350
Short-term investments	--	10,069
Amounts receivable and prepaid expenses (Note 5)	29,598	28,444
Total Current Assets	73,453	67,863
Non-current Assets
Deferred charge	26,563	28,125
Foreign value-added taxes recoverable	16,991	16,857
Equipment	1,486	4,131
Reclamation deposits	18,000	18,000
Total Non-current Assets	63,040	67,113
Total Assets	$ 136,493	$ 134,976

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (Note 7)	$ 206,217	$ 146,720
Accounts payable, related parties (Note 8)	382,901	325,791
Total Liabilities	589,118	472,511

Deficiency
Share capital (Note 10)	33,755,285	33,755,285
Share subscription	150,000	50,000
Warrant reserve	341,631	341,631
Share-based payments reserve (Note 10)	1,376,550	1,376,550
Deficit	(36,076,091)	(35,861,001)
Total Deficiency	(452,625)	(337,535)
Total Liabilities and Deficiency	$ 136,493	$ 134,976

Going concern (Note 1)

Approved and authorized for issue on behalf of the board of directors on August 27, 2014 by:

/s/Ronald M. Lang                                      /s/Robert Paul

Director                                                         Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	For the three months ended June 30,
	2014	2013

Expenses
Consulting and director fees (Note 8)	$ --	$ 19,500
Exploration and evaluation costs (Notes 6, 8)	119,418	72,129
Foreign exchange	(230)	771
General and administrative (Notes 8, 9)	27,419	(6,169)
Professional fees	17,879	30,702
Salaries and benefits (Note 8)	47,574	83,144
Shareholder communications	3,030	16,809
Loss Before Other Income (Expenses)	(215,090)	(216,886)
Other Income (Expenses)
Gain on sale of mineral property (Note 6)	--	50,000
Interest	--	253
Total Other Income (Expenses)	--	50,253
Net Loss and Comprehensive Loss for the Period	$ (215,090)	$ (166,633)

Loss per Common Share, Basic and Diluted (Note 10)	$ (0.01)	$ (0.01)

Weighted Average Number of Shares Outstanding – Basic and Diluted	25,8343,059	15,534,059

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Condensed Consolidated Interim Statements of Changes in (Deficiency) Equity

For the three months ended June 30, 2014 and 2013
(Expressed in Canadian dollars)

(Unaudited)

	Common Shares Without Par Value		Share	Warrant Reserve	Share-based Payments Reserve	Deficit	Total (Deficiency) Equity
	Shares	Amount	Subscriptions
Balance, March 31, 2013	15,534,059	$ 33,066,916	$ --	$2,174,973	$ 2,022,465	$ (37,482,269)	$ (217,915)
Net loss for the period	--	--	--	--	--	(166,633)	(166,633)
Balance, June 30, 2013	15,534,059	33,066,916	--	2,174,973	2,022,465	(37,648,902)	(384,548)

Balance, March 31, 2014	25,834,059	33,755,285	50,000	341,631	1,376,550	(35,861,001)	(337,535)
Share subscription	--	--	100,000	--	--	--	100,000
Not loss for the period	--	--	--	--	--	(215,090)	(215,090)
Balance, June 30, 2014	25,834,059	$ 33,755,285	$ 150,000	$ 341,631	$ 1,376,550	$ (36,076,091)	$ (452,625)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Consolidated Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

	For the three months ended June 30,
	2014	2013

Cash provided by (used in):
Operations
Net loss for the year	$ (215,090)	$ (166,633)
Items not involving cash
Depreciation	2,645	5,305
Foreign exchange	480	217
Changes in non-cash operating assets and liabilities
Amounts receivable and prepaid expenses	(1,154)	24,439
Deferred charge	1,562	--
Foreign value-added taxes recoverable	(614)	(1,542)
Accounts payable and accrued liabilities	59,497	(16,135)
Accounts payable, related parties	57,110	19,040
Cash used in operating activities	(95,564)	(135,309)
Investing activities
Proceeds of short-term investments	10,000	75,043
Interest on short-term investments	69	(85)
Cash provided by investing activities	10,069	74,958
Financing activities
Common shares
Share subscriptions	100,000	--
Cash provided by financing activities	100,000	--

Increase (decrease) in cash during the period	14,505	(60,351)

Cash, beginning of the period	29,350	79,464

Cash, end of the period	$ 43,855	$ 19,113

Supplemental information

Interest paid	$ --	$ --
Income taxes paid	$ --	$ --
Non-cash portion of warrants exercised	$ --	$ --
Non-cash portion of options exercised	$ --	$ --

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

1.	Nature of Operations and Going Concern

Agave Silver Corp. (the “Company”, formerly Cream Minerals Ltd.) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Mexico and Canada.

The Company’s head office and principal address is #1601-675 West Hastings Street, Vancouver, B.C., Canada, V6C 1N2. The Company’s registered and records office is 25th Floor-700 West Georgia Street, Vancouver, B.C., Canada, V7Y 1B3.

The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses from inception to June 30, 2014 of $36,076,091 (March 31, 2014 – $35,861,001). Additionally, the Company has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in these consolidated financial statements.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS are not included in these interim financial statements. These statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2014.

7

2.	Significant Accounting Policies (Continued)

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

(c)	Basis of Consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company and its wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V., a Mexican corporation. The subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtained control, and will continue to be consolidated until the date that such control ceases. The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances were eliminated on consolidation.

(d)	Application of new and amended accounting standards

As of April 1, 2013, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The Company has adopted these new and amended standards without any significant effect on its financial statements.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate

Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns.

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

8

2.	Significant Accounting Policies (Continued)

(d)	Application of new and amended accounting standards (Continued)

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for all fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes additional disclosures regarding fair value measurements.

(e)	New standards not yet adopted

The following new standards, amendments to standards and interpretations have been issued and will be effective for the year ended March 31, 2015:

• IAS 32 (Amendment)	New standard that clarifies requirements for offsetting financial assets and financial liabilities.
• IAS 36 (Amendment)	This amendment addresses the disclosure of information regarding the recoverable amount of impairment assets as the amount is based on fair value less costs of disposal.
• IFRIC 21

This is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event, known as an obligating event. The interpretation clarifies that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

Effective for accounting periods beginning on or after January 1, 2018

• IFRS 9	New financial instruments standard that replaces IAS 39 for classification and measurement of financial assets.

The Company anticipates that the application of these standards, amendments and interpretations will not have a material impact on the results and financial position of the Company.

9

3.	Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

a)	Going Concern

The assessment of the Company's ability raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

b)	Foreign Value-added Taxes Recoverable

The Company’s estimate of foreign value-added taxes recoverable represents management’s best estimate of the amounts expected to be recovered from the Mexican government.

c)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 6 discloses the carrying value of such assets. The triggering events for exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;
10

3.	Critical Accounting Judgments and Estimates (Continued)

•	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

d)	Determination of Cash Generating Units

The determination of cash generating units (“CGUs”) requires judgment in defining a group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs are determined by similar geological structure, shared infrastructure, geographical proximity, commodity type, similar exposure to market risks and materiality.

e)	Foreign Currency

The Company applied judgment in determining the functional currency of the Company and its subsidiary. Functional currency was determined based on the currency in which funds are provided to its subsidiary and the degree of dependence on the Company for financial support.

f)	Accrued Liabilities

The Company has applied judgment in recognizing accrued liabilities, including judgment as to whether the Company has a present obligation (legal or constructive) as a result of a past event; whether it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and whether a reliable estimate can be made of the amount of the obligation.

4.	Investment in Associate

The Company holds a one third interest in Quorum Management and Administrative Services Inc. (“Quorum”), a private company incorporated for the purpose of administering cost sharing between the Company and two other public companies related through directors in common. Under the terms of the Quorum cost sharing agreement all three companies are joint and severally liable for Quorum’s obligations. Quorum provided services on a full cost recovery basis until August 31, 2012. In September 2012, the Company took over the services that were provided by Quorum. The three public companies have deferred dissolving Quorum and intend to maintain Quorum as inactive.

5.	Amounts Receivable and Prepaid Expenses

	June 30,	March 31,
	2014	2014
GST/HST	$11,973	$11,843
Prepayments and other receivable	17,625	16,601
Total	$29,598	$28,444

11

6.	Exploration and Evaluation Assets

The Company’s exploration and evaluation assets as at June 30 and March 31, 2014 were $Nil.

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed at the end of this note.

(a)	Goldsmith and Lucky Jack Properties, British Columbia, Canada

The Company held a 100% interest in the Goldsmith property and an option to acquire 100% of the Lucky Jack property, both comprising the Goldsmith property located near Kaslo, British Columbia. The property was written down to $Nil as there were no future plans to continue with exploration. During the year ended March 31, 2014 the claims comprising the Goldsmith and Lucky Jack properties were returned to the respective optionors.

(b)	Wine Claims, Manitoba, Canada

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba. The property was written down to $Nil as there were no future plans to continue with exploration. During the year ended March 31, 2014, the Company sold the property for $50,000.

(c)          Kaslo Silver Property, Kaslo, British Columbia, Canada

The 100% owned Kaslo Silver Property, a silver target, was written off during the year ended March 31, 2012, as there were no plans at that time to continue with exploration. During the year ended March 31, 2014 a review of geological data was completed.

(d)          Nuevo Milenio Property, Nayarit, Mexico

The Company’s subsidiary holds a 100% interest in the Nuevo Milenio property located in Nayarit, Mexico. Annual property license fees payable to the Mexican government for the Nuevo Milenio property are approximately $50,000. In the year ended March 31, 2005, the Company determined that it was not going to conduct further exploration on the property for the foreseeable future and as a result the property exploration costs were written down. In order to maintain the mineral titles in Mexico, the Company is obligated to pay the Mexican government approximately $55,000 per annum. As at June 30, 2014 the Company’s title to the Nuevo Milenio property is in good standing.

12

6.	Exploration and Evaluation Assets (Continued)
Three months ended June 30, 2014	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Total June 30, 2014
Incurred during the period
Geological and geophysical	$ 2,601	$ 35,411	$ 38,012
Site activities	560	78,236	78,796
Travel and accommodation	--	2,610	2,610
Total Expenses June 30, 2014	$ 3,161	$ 116,257	$ 119,418

Three months ended June 30, 2013	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Total June 30, 2013
Incurred during the period
Geological and geophysical	$ --	$ 36,645	$ 36,645
Site activities	260	34,421	34,681
Travel and accommodation	--	803	803
Total Expenses June 30, 2013	$ 260	$ 71,869	$ 72,129

7.	Accounts Payable and Accrued Liabilities

	June 30, 2014	March 31, 2014
Trade payables	$ 45,267	$ 45,302
Accrued liabilities	160,950	101,418
Totals	$ 206,217	$ 146,720

8.	Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company was as follows for the three months ended June 30, 2014 and June 30, 2013:

	Three months ended June 30,
	2014	2013
Agave Silver Corp. Salaries, fees and benefits*	$ 31,679	$ 74,772
Directors fees (1) Cream Minerals de Mexico, S.A. de C.V. Salaries and benefits (2)	-- 15,000	19,500 30,000

*A portion of these salaries and benefits were paid through Quorum.

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits and share-based payments have been recorded as exploration costs related to the Nuevo Milenio project.
13

Related party balances as at June 30, 2014 and March 31, 2014 were as follows:

Balances at:	June 30, 2014	March 31, 2014
Payables: Quorum (a) Lang Mining Corporation (b) Dauntless Developments Ltd. (b) Directors and Officers (c)(d)	$ 59,456 64,473 12,190 246,782	$ 59,456 34,180 10,373 221,782
Totals	$ 382,901	$ 325,791

(a)	Management, administrative, and other services were provided by Quorum, a private company held jointly, with a one-third interest each by the Company and two other public companies with common directors. Quorum provided services on a full recovery basis to the various entities sharing office space with the Company until August 31, 2012.

(b)       Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ltd. (“Dauntless Developments”) are private companies controlled by Frank A. Lang, who was a former director and Chairman of the Company, and owned 41% of the Company as at June 30, 2014. Ronald Lang, the President and CEO of Agave, and the son of Frank A. Lang, is President of Lang Mining and a director of Dauntless Developments. Lang Mining and Dauntless Developments provided the Company with non-interest bearing loans, with no specified terms of repayment.

(c)	The directors and officers balance includes fees and expenses owing to directors and officers including any salaries accrued to the Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

(d)	On September 27, 2013, the number of directors of the Company was fixed at three and Ronald Lang, Benjamin Ainsworth and Dr. Darryl Drummond were elected as directors.

9.	General and Administrative

	Three months ended June 30,
	2014	2013
Depreciation	$ 745	$ 745
Office and administration*	20,297	(6,914)
Travel and conferences	6,377
Totals	$ 27,419	$ (6,169)

*Accruals for office and administration expenses provided by Quorum related to prior periods were adjusted in this period.

14

10.	Share Capital

Authorized

Unlimited number of common shares without par value.

Issued and Fully Paid

25,834,059 common shares at June 30, 2014 (March 31, 2014 – 25,834,059).

Effective October 3, 2013, the Company completed a share consolidation on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share. All periods presented have been retrospectively adjusted to reflect this consolidation.

Financings

The Company has received $150,000 towards a private placement share subscription from an insider of the Company. The subscription is for 1,500,000 units of the Company at a price of $0.10 per Unit. Each Unit is comprised of one common share and one common share purchase warrant, each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing.

During the year ended March 31, 2014 the Company completed, in two tranches, a non-brokered private placement for total proceeds of $1,030,000. The private placement was entirely subscribed by insiders, directors and officers of the Company. The private placement consisted of the issuance of 10,300,000 units of the Company at a price of $0.10 per Unit. Each Unit is comprised of one common share and one common share purchase warrant, each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing. The share purchase warrants were valued using a Black-Scholes pricing model with the following assumptions: weighted average risk free interest rate of 1.08-1.18%, volatility factors ranging from 135.38% to 136.66% and an expected life of two years.

Stock options

On September 27, 2013 the shareholders approved an amendment to the Company’s stock option plan (“the Plan”) to change the number of shares in respect of which options may be granted thereunder from 10% of the issued and outstanding shares of the Company to a maximum of 2,723,500 shares of the Company. The Plan provides for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The Plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 10 years. Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

The number of shares which may be issuable under the Plan and all of the Company’s other previously established or proposed share compensation arrangements, in any 12 month period:

(a)          to any one person shall not exceed 5% of the total number of issued and outstanding shares on the grant date on a non-diluted basis, unless the Company has obtained disinterested shareholder approval to exceed such limit;

15

10.	Share Capital (Continued)

(b)          to insiders as a group shall not exceed 10% of the total number of issued and outstanding shares on the grant date on a non-diluted basis, unless the Company has obtained disinterested shareholder approval to exceed such limit;

(c)          to any one consultant shall not exceed 2% of the total number of issued and outstanding shares on the grant date on a non-diluted basis; and

(d)          to all eligible persons who undertake investor relations activities shall not exceed 2% in the aggregate of the total number of issued and outstanding shares on the grant date on a non-diluted basis.

No stock options were granted during the three months ended June 30, 2014 or June 30, 2013.

The following table summarizes information on stock options outstanding at June 30, 2014:

Exercise Price	Number Outstanding and Exercisable	Average Remaining Contractual Life
$3.80 $2.20 $1.60	417,500 60,000 40,000	1.68 years 1.92 years 1.98 years
	517,500	1.73 years

A summary of the changes in stock options for the three months ended June 30, 2014 and the year ended March 31, 2014 is presented in the following table:

	Number of Shares	Weighted Average Exercise Price ($)
Balance, fully vested and exercisable at March 31, 2013	923,500	2.90
Expired	(136,000)	1.20
Cancelled/forfeited	(270,000)	2.68
Balance, fully vested and exercisable at March 31 and June 30, 2014	517,500	3.44

Warrants

As at June 30, 2014, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
6,000,000	$0.25	October 3, 2015
4,300,000	$0.25	November 29, 2015
10,300,000

16

10.	Share Capital (Continued)

A summary of the changes in warrants for the three months ended June 30, 2014 and the year ended March 31, 2014 is presented below:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance, March 31, 2013	3,715,000	1.50
Issued	10,300,000	0.25
Expired	(3,715,000)	1.50
Balance, March 31 and June 30, 2014	10,300,000	0.25

In December, 2012, the Company having received all necessary regulatory approvals and the consent of all of the holders of the common share purchase warrants previously issued in connection with a private placement conducted by the Company in December, 2010 (the “Warrants”), amended the exercise price of 2,411,400 warrants from $2.40 to $1.00 and extended the exercise period from December 21, 2012 to December 20, 2013. The expiry date of an additional 1,303,600 warrants held by insiders were extended from December 21, 2012 to December 20, 2013. The warrant modification was valued at $166,320, using the Black-Scholes model with the following assumptions: stock price - $0.06, exercise price - $0.10, a life of 1 year, a risk-free interest rate of 1.64% and a volatility of 1.02. These warrants expired, unexercised, during the year ended March 31, 2014.

Loss Per Share

The Company calculates the basic and diluted loss per common share using the weighted average number of common shares outstanding during each period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of potentially dilutive shares. The potentially dilutive stock options and share purchase warrants were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

	Three months ended June 30,
	2014	2013

Issued shares beginning of period	25,834,059	15,534,059
Weighted average issuances	--	--
Basic weighted average common shares, end of period	25,834,059	15,534,059

11.	Segmented Information

Operating Segments

The Company has one operating segment, which is the exploration and evaluation of mineral properties.

17

11.	Segmented Information (Continued)

Geographic Segments

The Company’s principal operations are carried out in Canada and Mexico. The majority of investment income is earned in Canada. Segmented assets by geographical location are as follows:

Statement of Financial Position June 30, 2014	Canada	Mexico	Total
Total Assets	$ 115,933	$ 20,560	$ 136,493
Current Assets	$ 70,528	$ 2,925	$ 73,453
Long-term Assets	$ 45,405	$ 17,635	$ 63,040

Statement of Financial Position March 31, 2014	Canada	Mexico	Total
Total Assets	$ 103,776	$ 31,200	$ 134,976
Current Assets	$ 56,065	$ 11,798	$ 67,863
Long-term Assets	$ 47,711	$ 19,402	$ 67,113

Segmented expenses by geographical location are as follows:

Three months ended June 30, 2014	Canada	Mexico	Total
Exploration and evaluation costs	$ 40,010	$ 79,408	$ 119,418
Other expenses	95,672	--	95,672
Total expenses	$ 135,682	$ 79,408	$ 215,090
Three months ended June 30, 2013	Canada	Mexico	Total
Exploration and evaluation costs	$ 30,260	$ 41,869	$ 72,129
Other expenses	144,757	--	144,757
Total expenses	$ 175,017	$ 41,869	$ 216,886

12.	Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. Cash and short-term investments are designated as fair value through profit or loss and are measured at fair value. Accounts payable and accrued liabilities and accounts payable, related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s amounts receivable, accounts payable and accrued liabilities and accounts payable, related parties approximate their carrying values at June 30, 2014, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at June 30, 2014 and March 31, 2014 and categorized into levels of the fair value hierarchy:

18

12.	Financial Instruments and Risk Management (Continued)

		June 30, 2014		March 31, 2014
		Carrying	Fair	Carrying	Fair
	Level	Value	Value	Value	Value
Cash	1	$43,855	$43,855	$29,350	$29,350
Short-term investments	1	--	--	10,069	10,069
Accounts payable and accrued liabilities	2	206,217	206,217	146,720	146,720
Accounts payable, related parties	2	382,901	382,901	325,791	325,791

There were no transfers from levels or change in the fair value measurements of financial instruments for the periods ended June 30, 2014 and March 31, 2014.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	June 30, 2014	March 31, 2014
Cash	$ 43,855	$ 29,350
Short-term investments	--	10,069
	$ 43,855	$ 39,419

Substantially all of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is not significant. The financial assets that potentially subject the Company to credit risk are any receivables. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. The Company’s maximum exposure to credit risk as at June 30, 2014 is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.

During the year ended March 31, 2014, the Company completed a share consolidation on the basis of ten pre-consolidation common shares for one post-consolidation common share. The Company closed, in two tranches, a non-brokered private placement of units of the Company at a price of $0.10 per unit (post-consolidation) by issuing an aggregate of 10,300,000 units for gross proceeds of $1,030,000. The Company also received $50,000 for the sale of the Wine Property, Manitoba and a $20,000 non-interest bearing loan from Lang Mining to help fund operations. The majority of the cash received was used to pay off the majority of the current liabilities, severance and arrears salaries to the previous President and CEO, and severance to Mexican employees. Further information regarding liquidity risk is set out in Note 1.

19

12.	Financial Instruments and Risk Management (Continued)

The Company’s financial assets are comprised of its cash, short-term investments, and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at June 30, 2014 and March 31, 2014 are summarized as follows:

	June 30, 2014	March 31, 2014
Cash	$ 43,855	$ 29,350
Short-term investments	--	10,069
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less Due to related parties with contractual maturities - Within 90 days or less	(206,217) (382,901)	(146,720) (325,791)

Interest rate risk

The Company has no significant exposure at June 30, 2014 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At June 30, 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	June 30, 2014	March 31, 2014
U.S. Dollars
Cash	$ 1,145	$ 10,160
Accounts payable and accrued liabilities	(12,610)	(9,707)
Mexican Pesos
Cash	953	2,063
Value-added taxes recoverable	16,990	16,857
Accounts payable and accrued liabilities	(138,129)	(69,223)

Based on the above net exposures at June 30, 2014, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $1,147 (March 31, 2014 - $45) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $12,019 (March 31, 2014 – $5,030) in the Company’s loss from operations.

20

12.	Financial Instruments and Risk Management (Continued)

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company had no cash equivalents at June 30, 2014. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company. As at June 30, 2014 with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

13.	Management of Capital

The Company defines capital that it manages as equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

	June 30, 2014	March 31, 2014
Equity (deficiency) is comprised of:
Share capital	$ 33,755,285	$ 33,755,285
Share subscription	150,000	50,000
Warrant reserve	341,631	341,631
Share-based payments reserve	1,376,550	1,376,550
Deficit	(36,076,091)	(35,861,001)

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular. Given the nature of its activities, the Company is dependent on financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt. There were no changes in the Company’s approach to capital management during the three months ended June 30, 2014. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

14.	Subsequent Event

The Company has received an additional $50,000 towards a private placement share subscription from an insider of the Company, bringing the total to $200,000. The subscription is for 2,000,000 units of the Company at a price of $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant, each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing.

21